SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          COYOTE NETWORK SYSTEMS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   22406 P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 26, 1998
                          (Date of event which requires
                            filing of this statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [  ] Rule 13d-1(b)
         [X ] Rule 13d-1(c)
         [  ] Rule 13d-1(d)



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CUSIP No. 22406 P108


(1)      Names of Reporting Person                                Comdisco, Inc.
         S.S. or I.R.S. Identifica-                                   36-2687938
         tion Nos. of Above Person

(2)      Check the appropriate Box if a Member of a Group              (a)
                        Not Applicable                                 (b)

(3)      SEC Use Only

(4)      Citizenship or Place of
         Organization                                                   Delaware

Number of Shares                  (5)      Sole Voting Power             708,400
Beneficially Owned
by Each Reporting                 (6)      Shared Voting                       0
Person With
                                  (7)      Sole Dispositive              708,400

                                  (8)      Shared Dispositive Power            0

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  708,400

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares

(11)     Percent of Class Represented
         by Amount in Row (9)                                               6.6%

(12)     Type of Reporting Person                                             CO



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                                Introductory Note

         On November 4, 1998 Coyote Network Systems, Inc. ("Coyote"), the Issuer, distributed a 5% stock dividend to holders of its outstanding Common Stock as of October 21, 1998. All share numbers in this Schedule 13G have been adjusted to reflect this stock dividend.

         In its most recent Form 10-Q filed with the Commission on November 16, 1998, Coyote reported that as of November 13, 1998 it had 10,506,148 shares of Common Stock issued and outstanding.


Item 1(a).        Name of Issuer:

Coyote Network Systems, Inc. ("Coyote").

Item 1(b).        Address of Issuer's Principal Executive Offices:

Coyote's principal executive offices are located at 4300 Park Terrace Drive, Westlake Village, California 91361.

Item 2(a).        Name of Person Filing:

Comdisco, Inc. ("Comdisco").

Item 2(b).       Address of Principal Business Office, or if none, Residence:

Comdisco's principal business address at 6111 North River Road, Rosemont, Illinois 60018.

Item 2(c).        Citizenship:

Comdisco is a Delaware corporation.

Item 2(d).        Title of Class of Securities:

Common Stock, par value $1.00 per share ("Common Stock").

Item 2(e).       CUSIP Number:

22406 P108

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


Item 3. If this  statement is filed  pursuant to Rules  13d-1(b),  or 13d-2(b)or
(c), check whether the person filing is:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ]    An    investment     adviser    in    accordance     with
ss.240.13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U .S.C. 80a-3).

      (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss.240.13d-1(c), check this box [x].


Item 4.           Ownership.

      (a) Amount beneficially owned:                                     708,400

      (b) Percent of class:                                                 6.6%

      (c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote:                   708,400
         (ii) Shared power to vote or to direct the vote:                      0
         (iii) Sole power to dispose or to direct the disposition of:    708,400
         (iv) Shared power to dispose or to direct the disposition of:         0

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

         Comdisco acquired 519,900 shares of Coyote Common Stock through open market purchases effected on The NASDAQ Stock Market from time to time beginning in March, 1998 ("Purchased Coyote Shares"). After giving effect to the sale of 14,500 of the Purchased Coyote Shares on December 7, 1998, as of the date of this Schedule 13G. Comdisco beneficially owns 515,400 Purchased Coyote Shares. Based on the number of shares of issued and outstanding Coyote Common Stock from time to time reported during this period by Coyote in its filings with the Commission, at no time did the Purchased Coyote Shares exceed 5% of the issued and outstanding Coyote Common Stock.

         However, in making its determination as to its beneficial ownership of Coyote Common Stock, Comdisco inadvertently failed to include 193,000 shares of Coyote Common Stock which it obtained the right to acquire pursuant to certain warrants (the "Warrants") which were acquired by Comdisco in connection with certain equipment financing transactions among Comdisco and Coyote, and Coyote's customers. As a result of the Warrants, Comdisco became the beneficial owner of an aggregate of 193,000 shares of Coyote Common Stock ("Warrant Shares") on the following dates: 40,750 shares on March 26, 1998, 78,750 shares on June 26, 1998 and 73,500 shares on September 30, 1998. The Warrants have not been exercised to date by Comdisco.

         After taking into account its beneficial ownership of the Warrant Shares, Comdisco acquired beneficial ownership of 5% of Coyote Common Stock on June 26, 1998 when it obtained the right to acquire 78,750 Warrant Shares, giving it 5.68% of issued and outstanding Coyote Common Stock as of that date (treating the Warrant Shares as issued and outstanding as required by Rule 13d-3 of the Securities Exchange Act). Since that date, Comdisco has acquired additional shares of Coyote Common Stock (including the right to acquire an additional 73,500 Warrant Shares) resulting in its current beneficial ownership of 6.6% of the issued and outstanding Coyote Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

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Item 9.  Notice of Dissolution of Group

Not applicable

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 12, 1999

                                            COMDISCO, INC.


                                       By:
                                            Name:     /s/Philip A. Hewes
                                            Title:    Senior Vice President and
                                                      Secretary